gary b. wolff, p.c.

805 Third Avenue

  Counselor At Law                                                                                                                                   Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 10, 2007

Via Federal Express

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

JPG Associates, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-139991

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed (including unaudited financials for 1st quarter ended December 31, 2006) to reflect any developments in the business of JPG Associates, Inc.  The paragraph numbers below correspond to the numbered comments in your February 12, 2007 letter of comment.

General

1.

The financial statements have been updated through December 31, 2006.

2.

We feel that the Registration Statement is a resale Registration Statement by purchasers of the shares. The purchasers are people known or related to the Company or people doing business with the Company which is not an unusual situation for small companies. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  The principal reason that shares were sold to primarily friends and relatives of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.  No shares were offered to anyone whose names do not appear in the “Selling Shareholder” section of the “Prospectus”.  A reason for such offering is as described in the first paragraph to “Use of Proceeds” to the Prospectus.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 10, 2007

Re:

JPG Associates, Inc.

Registration Statement Form SB-2/A1

File No.: 333-139991

In arriving at the above conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

3.

For the first quarter ended December 31, 2006, the Company did not perform any services nor receive any revenues from Snow & Sail Sports and all revenues came from unrelated parties.  Snow & Sail Sports’ business model was indicated in its Registration Statement.  However, subsequent to being declared effective in January 2006 and approximately seven months thereafter we were advised that an unsolicited offer was made which resulted in a merger with parties and persons who were unknown to Snow & Sail Sports’ management until August 2006.  Mr. Greeley, our President, was a director but not a significant shareholder of Snow & Sail Sports. He was not directly involved in the negotiations nor decision process of the merger.  For further information regarding such merger, reference is made to Form 8-K with Date of Report of August 31, 2006 as filed September 9, 2006.  We have been advised by management for JPG that it has no current intention of seeking a merger with private operating companies and have added language to that effect in Prospectus Summary section.  Accordingly, the Company which has an ongoing business (as indicated below), is not a blank check company and Rule 419 is inapplicable.

Notwithstanding, we have expanded the “MD&A” section and the “Business” section to the extent practicable so as to indicate the Company’s business plan and as indicated in the section entitled “Business” Company revenues for the three month period ended December 31, 2006 amounted to $29,400.

Prospective Cover Page

4.

We have added disclosure stating that there is no market for our shares. Consequently, our shareholders will not be able to sell their shares in an organized market place unless they sell their shares privately.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 10, 2007

Re:

JPG Associates, Inc.

Registration Statement Form SB-2/A1

File No.: 333-139991

Management’s Discussion and Analysis of Plan of Operations

Operations

Liquidity

5.

We have added the requested disclosure. It is located in the second paragraph of Liquidity.

Balance Sheet

6.

Accrued expenses consisted of the following:

Payroll taxes	$12, 340
Accrued travel expenses	1,350
Accrued compensation	3,024
Accrued legal	607
Subcontractor costs	1,000
Telephone	111
Other	274
Total	$18,706

Statement of Operations

7.

We have made the requested change.

Statement of Cash Flows

8.

The business was run as a private business in 2005. No cash was left in the Company bank account. All line items were “zero” for the purpose of this statement in 2005.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 10, 2007

Re:

JPG Associates, Inc.

Registration Statement Form SB-2/A1

File No.: 333-139991

Note 6

9.

Requested disclosure has been made.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

JPG Associates, Inc.

Mantyla McReynolds LLC